Filed by Aetna Inc.

Pursuant to Rule 425 of the Securities Act of 1933

 and deemed filed pursuant to Rule 14a-12

 of the Securities Exchange Act of 1934

Subject Company: Aetna Inc.

 (Commission File No.: 001-16095)

CNBC Exclusive:  CVS & Aetna Transaction

4 December 2017

Becky Quick: Let’s get back to today's top corporate story, and that is CVS Health buying Aetna. Joining us right now is Larry Merlo. He is the President and CEO of CVS Health, and Mark Bertolini is the Chairman and CEO of Aetna. And gentleman welcome to both of you, it’s great to have you here today.

Mark Bertolini: Thanks.

Larry Merlo: Great to be here.

Quick: This is not exactly something that was a huge surprise or secret. We knew that it was behind the scenes getting worked up, but why don’t you two tell us how you came together and why—why this merger makes sense from your perspective?

Merlo: You know what Becky, we have had a business relationship going back to 2010 and as Mark and I continue to have discussions in terms of how can we do things more strategically, it was clear that as CVS Health was moving to become more of a healthcare company and getting closer to payers, Mark had a similar strategy in terms of getting closer to the customer. And it’s really the perfect time to bring these two companies together to create a new healthcare platform that can be easier to use and less expensive for consumers and really create a new front door to healthcare in our country.

Quick: And Mark you have talked about wanting to get closer to consumers, you're talking about a situation now where you have more than 9,700 retail stores and MinuteClinics, too. How many MinuteClinics are out there?

Merlo: We have about 1,100.

Quick: Okay, so that's a way to reach your customer. What do you plan to do with those?

Bertolini: Well if you think about what the consumer thinks about healthcare—it's the single highest line item budget in their household budget today, and it’s the most confusing system that anyone could use. So, think of an idea where we have 10,000 new front doors to the health care system where people can walk in, where they can ask for some help, get guided through the system, we can make the insurance the back room of the operation, we can waive prior authorizations, we can waive co-pays, as people use the system in a way that's more effective. So, we can reduce costs. So it's simpler. It's customized for the individual based on what they need and it's cheaper.

Quick: And all of these things will take you how long to implement? How long before a customer has a different experience walking into a CVS?

Merlo: You know Becky, upon closing, there’s things that we'll be able to do, you know, out of the gate, and at the same time we'll begin to pilot these concepts. We'll learn from them, and I would expect that within the next couple of years, you'll see a dramatic change in terms of the store being not just about products, but also service offerings that can help people on their path to better health. It will really work as a complement to the medical community, the physicians, in terms of ensuring that those consumers are following the care plans that their physicians have laid out for them.

Quick: Larry, we have talked about a lot of reasons that this makes sense for CVS. We've talked about the pressure coming at the front end, the retail end from Amazon, the pressure at the back end, the pharmacy benefits managers just from people looking for ways to kind of cut costs and to focus on that. Is that what drove you to look for this too?

Merlo: You know, Becky, it’s really about meeting this unmet need that Mark was talking about. You look at the health care economy is now, what, $3.5 trillion and continuing to grow at what everyone recognizes as an unsustainable pace. And, we think we have the opportunity here to begin to bend that cost curve, and at the same time help people achieve their best health. You look at chronic disease in this country—today about half of all Americans have at least one of those chronic diseases, it's accounting for 80% of the health care costs.

Quick: That stunned me when I heard those numbers, 80% of the costs.

Merlo: And, there's billions of dollars every year on unnecessary and avoidable spending because people are not following those care plans. We can make a dramatic improvement in terms of getting people back on a path to better health.

Quick: Do you worry about… oh—

Joe Kernen: I want to talk all these different things, but, is philosophically the individual mandate, and in a way it's a political football, the way that it's characterized. One thing to realize is that a lot of people that pay that penalty are people that can't afford premiums where they are right now. So they pay it. The other side is going to say—and we’ve talked about it, we have Larry Summers coming on and saying that thousands of people are going to die now from what's in this healthcare plan. Because, they choose not to participate in Obamacare, I guess.  What's the answer to this? And it's being ‘demagogued’ on both sides. Are you guys in favor of keeping the individual mandate, or is there another way to do this?

Bertolini: I think the individual mandate as it’s currently constructed in the financial structure of the exchanges don't work right now. So, I would argue the individual mandate is almost an immaterial argument. We need a bipartisan solution. Every major piece of social legislation that we've ever passed in this country has been bipartisan, because every year they need to be tweaked. Here we have a bill, the ACA, that hasn't been touched for eight years. If we didn't do that with—if we did that with Medicare and didn't touch it for eight years, it would fall apart.

Kernen: What are the chances that it is going to be tweaked instead of just…

Bertolini: They’re going to have to. They’re trying this piece on tax reform, you have continuing resolutions on Medicare, you’ve got the budget—they're all going to drive tweaking this.

Quick: What does the solution look like?

Bertolini: The solution looks like…What we have in the pool today is a lot of young people who don’t join. They’re the people paying that penalty. Because they can do math. We know our arithmetic education in schools is working, when somebody says, I have to pay a premium every month, and I have to have a $6,000 deductible, and when I go to the doctor once a year, I pay cash. Should I do this? No. But, if you put in front of them a subsidy—the Republicans called it an advanced refundable tax credit— where you say you don't get this unless you join and when you get it, you can put it in a health reimbursement account, or an HSA, that can grow to $16,000, so as you age, you have this pot of money there, then you get younger people in. That will equalize the pool, and then you have a more financially stable organization.

Quick: Is that the type of thing we're going to hear, though? I haven't heard that solution laid out.

Bertolini: Well, you’ve heard it from different pieces from different people. But if you look at the Murray-Alexander bill, it starts to approach that. And that’s a good bipartisan solution. So I would argue, get something done bipartisan.

Quick: Let me ask both of you about whether you expect you'll be hearing any complaints from regulators on this front? I know you have gone through it with similar situations, Mark, with trying to do an insurance deal, but now that you have the Department of Justice focusing on AT&T and Time Warner, over vertical deals—how does that—does it concern you, and how would that potentially impact you?

Merlo: Well, Becky, we think this transaction is highly complementary. You think about what we have been talking about this morning, and we've got a tremendous opportunity to create value for consumers and payers. When we talk about payers that does include the federal government, so we'll look forward to sitting down with the regulators, talking about how this comes to life in a meaningful way to see the benefits, the consumers and payers can see from this transaction.

Quick: Were you surprised though with what the Department of Justice has laid out with AT&T and Time Warner? I realize that it's a different industry, but in a similar way, looking at vertical mergers, places you wouldn't necessarily have seen regulators stepp in in the past?

Merlo: Becky, I think it's hard for us to talk about the transactions that may exist in other companies, but again, this vertical integration of two terrific companies, the fact that we can demonstrate value in a meaningful way, we think is the key to getting across the finish line.

Quick: Mark, are you staying on to run Aetna? I was confused when I was reading through the press releases. It said that people who are in management at Aetna would be running that as a separate unit. Are you that person?

Bertolini: So, I have developed a great team and that team will take over. We need to—we have two companies, I don't know anything about retail, Larry doesn’t know anything – knows a little bit about health insurance—I won’t say that he doesn’t know anything, he just spent a lot of money on one. But, we need the expertise of both organizations to come together, and I will take a spot on the Board of Directors at CVS.

Quick: But you won’t be running day to day operations?

Bertolini: I will not be in operations, day to day.

Merlo: You know what Becky, I am going to be picking his brain and I appreciate that Mark is going to be joining our board, and I can certainly benefit from his expertise and his vision. You know, as Mark mentioned, we're going to continue to operate Aetna as a separate business unit, and it will be led by members of Mark's team.

Quick: So what next? What's the next step for you all in terms of this deal?

Merlo: The next step is executing and beginning the integration process, and bringing the things that we're talking about to life so that we can create this new health care platform and make it easier for customers to use and navigate. And at the same time reduce costs and help them achieve the best health possible for them.

Bertolini: We want to pilot some of this, but my goal is to deliver a better company than the company Larry thought he bought.

Ken Langone:  You know there’s something else. And I commend you for this. Health care over time is becoming more seamless. For example, when I go get an exam and I need a certain drug, right through our Epic system, right into your store—by the way, I buy all my drugs, my wife does too, at CVS…

Merlo: You’re going to get some extra ones for that.

Langone: Don’t I look healthier? You’ve got a store on 53rd and Lex, and you’ve got one in Palm Beach, North Palm Beach. But I watch, and I say this is pretty good because I get a call when my prescription is due for refill. Now, one of the problems you have with older people—guys like me—is we forget, we don't only forget to pick up the prescription, we sometimes forget to take the pill that day. So, all the things you are talking about, I think one of the big pay-offs is going to be better health care and better oversight of people that need oversight for these drugs they take. Look, it’s going to happen and it has to happen.

Kernen: If you had to characterize it as a defensive move or an offensive move, is it putting together -- I know it's complimentary -- but can you leverage what both companies have offensively to be the place that takes on Amazon or takes on Walmart or takes on whatever health care looks like in five years? Is CVS-Aetna going to be at the forefront?

Merlo: You know what Joe, we do see this as a growth and an expansion story for the reasons that we've been talking about.

Kernen: Not defensive. Not because you see threats on all, on all sides?

Merlo: Not defensive. You know, we’re… we've talked about the unmet needs that we're looking to make. You know, you look at health care today, and, you know, when you talk about the traditional health care system and the opportunities for, I'll describe it as intervention, you know they’re there today but what they're missing is the convenience and the coordination. And that's the unmet need that we think we can create with this new front door to health care.

Kernen: And all with cost pressures in the background too. I mean I look at the media landscape and what the internet and, what, you know, trying to figure out who is going to be ahead in ten years is daunting, and I don't think it's that different with health care. Also because, not only because of the internet, but because of you know, uh, cost, health care inflation and technology and everything we’re going to be able to do…

Quick: Potential legislation too.

Kernen: We’re gonna have sensors all over the place sending our data to, you know, when you didn't take your drug or it's not working, your glucose levels suddenly spike. I mean it's going to be unbelievable. I don't know who I want, uh, Maybe CVS-Aetna… I don’t know.

Bertolini: What you want is a trusted relationship. So if you have a place you can go… most people define their health as a barrier to life they want to live, and if, and the unmet need is it's so confusing, how do I figure this out? But if you have a place to go where we can help you figure that out and we build that relationship with you, and we map it out and we make your appointments, we clear your prior authorizations, maybe we don’t even have claims to pay because we’ve arranged it with a network in front of you. And so it’s an easier journey. Well that's a very different model. That meets a need that nobody else can meet unless this combination. So looking over our shoulders at competitors saying what are they doing next is not a worthwhile effort. It has to be where do we think we need to go.

Quick: What do you guys do with employers like ours, like Comcast. We used to be Aetna, we are CVS, but now we're UnitedHealth. If you’re, if you are using one half of your operation but not the other half, what happens?

Bertolini: It’s okay, but you made a mistake earlier.

Merlo: I think there's a great opportunity that when you combine the two together, there's, there’s a synergy that can be created. You know, when you think about, you know, the information and the analytics capabilities of Aetna and you combine that with convenience and the face-to-face interactions of CVS, you know, that's, again, another way to bring to life everything that we've been talking about this morning.

Kernen: So when you wake… do you ever wake up and, oh, god, United Healthcare or -- do you ever wake up in the middle of the night and think these guys are going to eat our lunch? Who is your biggest… Amazon? Walmart? Who do you worry about? Who is a real formidable competitor for you?

Merlo: You know Joe we have tremendous respect for all of our competitors. Mark said it best. Ok. When you talk about, how do we focus on what we can do? How do we find that white space, that unmet need out there, and how does that become our work to fill that void? And, you know, the customer doesn't -- if we listen to our customers carefully, which we spend a tremendous amount of time doing – you know we can hear their frustrations, and then it's our job to come back and how do we solve for those frustrations, and that's what a lot of this is all about.

Quick: What was the first conversation you two had in terms of potentially combining your companies?

Merlo: I’ll let you take that one.

Bertolini: So two years ago we were just about to do the Humana deal, and Larry and I were having dinner at Peppercorns in Hartford and he said, you know what every time I do something to save, to improve health, I lose revenue, and you make money. And I said you have to have a new revenue model, and you know wouldn’t it be better if we could share risk in a way that would allow us to, to benefit you as a result of what you do to improve people’s health. And you know the next two days or three days later we signed this deal, and it was sort of like we’ll see you when we get done with this.

I always imagined this relationship coming together whether or not we did Humana. Even with Humana it would have been even more powerful. So now we're here. And I think, you know, Larry and I start talking about it seriously probably a year after that and said how does this happen, what would it take, why would we do it? And we shared data back and forth. You know, every 50 basis points we changed trend is $480 million in underwriting margin for us and our customers.

Quick: And Larry, you were talking about moves like when CVS got rid of cigarettes. Are those the type of moves you were talking about?

Merlo: Yeah, they, they were. You know, if you go back, I think our journey probably goes back a decade with CVS and Caremark coming together. And, you know, through that time, we've continued to add customer facing health assets, and we recognize the complexities associated that led to the decision back in 2014 to eliminate the sale of tobacco products.

Langone: You know if I could make one criticism of heath care in general… drug companies, insurance companies, pharma, uh, retailers... the industry has done a terrible job of bragging about just how much better human beings are because of the health care industry. From discovery all the way through to what I said was reminding people to keep taking their drugs, uh, including in your, in your formula and more and more drugs that help life that are more expensive. You take a step back, and you say it's fifteen grand or it’s twenty grand, but this guy is going to live to be 90. How much is life worth? It’s precious. I tell this to all the guys in the pharmaceutical industry. You have done a horrible job of pointing out to the world, just how much better. Look at life expectancy in America. Eighty years ago we were at 48? I'm 82. I'm not going to stop. Now, there are people who would wish I stop, and there are people who are praying that god makes me stop, but that's beside -- the point is I think the industry collectively, all of you in it, has got to do a much better job of getting your message out there of how much you do for mankind.

Bertolini: We’re 34th out of 34 in value among the OECB nations. We're 11th when you add together health care and social spending. We're the only nation of the OECB nations that spends more than 42% on health care. We spend 62%. Everybody else is spending more on determinants, social determinants, and we wonder why we have an opioid epidemic where 80% of all the opioids produced in the world are consumed by Americans. And we have this problem. It's a loss of hope, and there’s malaise around the lack of health because our system isn't generating the kind of results we need to get.

Kernen: What happens with Anthem? How is that going to work? 2020 is the date on the horizon, right?

Merlo: You know Joe this announcement really has, you know, no bearing in terms of the capabilities that we have to bring to the Anthem business. We've already begun that planning process –

Kernen: Are you going to stick with that?

Merlo: Joe, one of the things that's interesting about this combination is that while we're starting here to build out these capabilities, we want to make this broadly available across the industry with… we have many today partnerships and clients… and I think that's one of the key elements associated with this. It really begins to bend this health care cost curve that we've been talking about. So, you know, Mark said it yesterday, he said it very well, you know, the ability to create something that customers want to come and use, you know, we think that that is the important enabler in terms of being able to make this broadly available for all of our clients and partners.

Kernen: What was CVS’s tax rate last year?

Merlo: About 39%.

Quick: 39?

Bertolini: 42.

Quick: 42?

Bertolini: Yep.

Kernen: U.S. companies don't pay the nominal tax rate, they tell me. In your case, you're paying more. You guys need some new accountants.

Merlo: Joe, we've been very consistent in terms of, you know, the impact of meaningful, you know, comprehensive tax reform will have a tremendous impact in terms of our opportunity to invest --

Kernen: Get more money for the insurance companies.

Merlo: No, invest back…

Kernen: Use it wisely, yes.

Merlo: Capital, job growth, infrastructure. And by the way it would certainly allow us to accelerate some of the investments that we're talking about here this morning.

Kernen: So, has the 33% rise in the Dow, I mean, it's nice to use stock, park stock, to make the acquisition. A lot of times you see mergers increase when there's animal spirits and stock market activity, does that help? Does that help get you where you are today that the business environment is more positive?

Merlo: Yeah, I think it is. And again, you know, I think this combination enables us to do a tremendous amount more.

Kernen: So, I'm just trying to figure out. How much money are we talking about to the bottom line if you are paying, what did you say, 40…?

Merlo: We pay -- CVS pays -- about 1% of all corporate taxes in America.

Kernen: So, how much comes right to the bottom line if this goes through at 20?

Bertolini: Well that's the interesting thing. I mean in the first year there's a lot of capital generated. But then you have minimum loss ratios, you have all these other sorts of things that you need to worry about in the regulated entities versus the unregulated entities. So that’s something we need to sit down and work through.

Merlo: And the important thing, Joe, being that we want to use those capabilities to invest back into the business for growth.

Quick: Right, gentlemen, I want to thank you both for joining us here today we really appreciate your time and how in depth you've been with us. So thank you both for being here today.

Merlo: Thanks for having us.

Langone: Congratulations.

Bertolini: Thanks.

Kernen: You ever heard of Langone Medical Center?

Bertolini: Yeah.

Kernen: Just wondering.

Bertolini: It’s down the street.

Kernen: Yeah, it is.

Langone: We are doing okay. With the help of guys like you, frankly. I mean it. This is all one big effort. This is the tragedy of health care in America. People don’t realize just the quantitative effort, and the collective effort, that’s going in to deliver better lives for people. And I think as I said we all gotta figure a way out to get our message out.

Kernen: I’m going to buy you one of the little things that has like each one of your pills. That you know you gotta open it up. Why do you keep screwing it up?

Langone: I don't screw it up – Monday, Tuesday, Wednesday, Thursday, Friday, Saturday, Sunday. I open up --

Kernen: How many?

Langone: I take 16 a day now.

Kernen: 16 pills? Wow.

Quick: Your pill box must be –

Langone: I take a diuretic, I take blood pressure. I take, I take Pradaxa. I could name them.

Kernen: You're not leaving any out? Never mind…

Langone: No, I'm not leaving anything out.

Quick: Larry and Mark, thank you both again. Appreciate your time.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction between CVS Health Corporation (“CVS Health”) and Aetna Inc. (“Aetna”), CVS Health and Aetna will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a CVS Health registration statement on Form S-4 that will include a joint proxy statement of CVS Health and Aetna that also constitutes a prospectus of CVS Health, and a definitive joint proxy statement/prospectus will be mailed to stockholders of CVS Health and shareholders of Aetna. INVESTORS AND SECURITY HOLDERS OF CVS HEALTH AND AETNA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by CVS Health or Aetna through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CVS Health will be available free of charge within the Investors section of CVS Health’s Web site at http://www.cvshealth.com/investors or by contacting CVS Health’s Investor Relations Department at 800-201-0938. Copies of the documents filed with the SEC by Aetna will be available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-8204.

Participants in Solicitation

CVS Health, Aetna, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CVS Health is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016 (“CVS Health’s Annual Report”), which was filed with the SEC on February 9, 2017, its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 31, 2017, and its Current Report on Form 8-K, which was filed with the SEC on May 12, 2017. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016 (“Aetna’s Annual Report”), which was filed with the SEC on February 17, 2017, its proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on April 7, 2017 and its Current Reports on Form 8-K, which were filed with the SEC on May 24, 2017 and October 2, 2017. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides a safe harbor for forward-looking statements made by or on behalf of CVS Health or Aetna. This communication may contain forward-looking statements within the meaning of the Reform Act. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond CVS Health’s and Aetna’s control.

Statements in this communication regarding CVS Health and Aetna that are forward-looking, including CVS Health’s and Aetna’s projections as to the closing date for the pending acquisition of Aetna (the “transaction”), the extent of, and the time necessary to obtain, the regulatory approvals required for the transaction, the anticipated benefits of the transaction, the impact of the transaction on CVS Health’s and Aetna’s businesses, the expected terms and scope of the expected financing for the transaction, the ownership percentages of CVS Health’s common stock of CVS Health stockholders and Aetna shareholders at closing, the aggregate amount of indebtedness of CVS Health following the closing of the transaction, CVS Health’s expectations regarding debt repayment and its debt to capital ratio following the closing of the transaction, CVS Health’s and Aetna’s respective share repurchase programs and ability and intent to declare future dividend payments, the number of prescriptions used by people served by the combined companies’ pharmacy benefit business, the synergies from the transaction, and CVS Health’s, Aetna’s and/or the combined company’s future operating results, are based on CVS Health’s and Aetna’s managements’ estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond their control. In particular, projected financial information for the combined businesses of CVS Health and Aetna is based on estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of CVS Health and Aetna. Important risk factors related to the transaction could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the risk that a condition to the closing of the proposed transaction may not be satisfied; the ability to achieve the synergies and value creation contemplated; CVS Health’s ability to promptly and effectively integrate Aetna’s businesses; and the diversion of and attention of management of both CVS Health and Aetna on transaction-related issues.

In addition, this communication may contain forward-looking statements regarding CVS Health’s or Aetna’s respective businesses, financial condition and results of operations. These forward-looking statements also involve risks, uncertainties and assumptions, some of which may not be presently known to CVS Health or Aetna or that they currently believe to be immaterial also may cause CVS Health’s or Aetna’s actual results to differ materially from those expressed in the forward-looking statements, adversely impact their respective businesses, CVS Health’s ability to complete the transaction and/or CVS Health’s ability to realize the expected benefits from the transaction. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the transaction and/or CVS Health or Aetna, CVS Health’s ability to successfully complete the transaction and/or realize the expected benefits from the transaction. Additional information concerning these risks, uncertainties and assumptions can be found in CVS Health’s and Aetna’s respective filings with the SEC, including the risk factors discussed in “Item 1.A. Risk Factors” in CVS Health’s and Aetna’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.

You are cautioned not to place undue reliance on CVS Health’s and Aetna’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither CVS Health nor Aetna assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.